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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F   X       Form 40-F
                                  -----              -----


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                        Yes            No    X
                            -----          -----


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                        Yes            No    X
                            -----          -----


     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes            No    X
                            -----          -----


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA's Comment on Proposed National Allocation of Emission Rights


    NEW YORK--(BUSINESS WIRE)--July 8, 2004--Regarding the Proposal of National Allocation Plan (NAP) announced yesterday, ENDESA (NYSE: ELE) considers this Plan is in general terms in line with ENDESA's criteria, in spite of the published document not establishing specific criteria but only general guidelines. Further details will be needed for the definitive allocation by facilities.

    ENDESA would like to state that:

    1) The basic criteria established in section 4.A.a. for the allocation of rights is based "on real average historical emissions for the period 2000-2002, according to direct measuring reflected in the Greenhouse Emissions Inventory for the period 1990-2002".

    2) The proposed Plan allocates enough rights for the islands and other non-mainland facilities for which ENDESA is developing projects to introduce gas through CCGTs.

    3) The technological criteria defined in section 4.A.a regarding the coverage of demand for the period 2005-2007 will not imply a significant reduction in the output of ENDESA's coal plants, excluding the closure of plants that were already considered. ENDESA's coal power stations show high availability, above 93% in all the groups in the last 4 years, as significant investments have been made in order to maintain them to-date in terms of energy and environmentally efficiency.

    In this regard, the announced NAP is fully coherent with the principles of guaranty of supply and diversified energy sources defended by ENDESA:

    -- The 3.66% annual reduction in coal consumption, specifically mentioned in the NAP section 2.G, is in line with ENDESA's forecasts and implies an acceptable and reasonable effort, that can be overlapped with the reduction of activity and the closure of the most obsolete plants.

    -- This evolution is also coherent with the Administrations forecasts that estimate a 15-20% coal contribution to the mainland generation mix for the period 2011-2012.

    -- Based on 2003 figures, this implies an average coal output in the range of 65,000 GWh/year for the period 2005-2007.

    4) The reduction in the operation of fuel oil plants forecasted in the document, is in line with ENDESA's assumptions.

    Finally, the Company ratifies its plan to operate 4,000 MW of CCGT in mainland Spain by 2008, of which 1,200 MW are currently in operation. Additionally ENDESA plans to build 1,000 MW in the islands and 2,100 MW in renewable energies, in order to contribute, with the best available technologies, to cover future demand increases.


    CONTACT: For ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                ENDESA, S.A.

Dated: July 8th, 2004                By:/s/David Raya
                                        ----------------------------------------
                                           Name:  David Raya
                                           Title: Manager of North America
                                                  Investor Relations